                               [GRAPHICS PICTURES]




                             [LOGO] NORTECH SYSTEMS
                               1996 ANNUAL REPORT

SYNERGY: THE INTERACTION OF TWO OR MORE FORCES SUCH THAT THEIR COMBINED EFFECT IS GREATER THAN THE SUM OF THEIR INDIVIDUAL EFFECTS.





CORPORATE DESCRIPTION

     Nortech Systems Incorporated manufactures wire harnesses, cable and electromechanical assemblies, printed circuit board assemblies and higher-level assemblies for a wide range of commercial and defense industries. It also designs, manufactures and markets high-performance display monitors for medical imaging, document imaging, radar and industrial applications.

     Based in Wayzata, Minnesota, Nortech Systems' manufacturing operations are located in Aitkin, Bemidji, Fairmont and Merrifield, Minnesota; and Augusta, Wisconsin. Imaging operations are located in Plymouth, Minnesota.

     Nortech Systems is traded on the Nasdaq Stock Market under the symbol NSYS and appears in most stock listings under "NorSys."


CONTINUOUS QUALITY IMPROVEMENT

     Nortech Systems practices quality management in every aspect of its business. This philosophy demands continuous quality improvement, accurate process measurement and intensive employee involvement at all levels. The quality management effort at Nortech Systems is continuous, with increased customer satisfaction as its constant goal.

SALES
(IN THOUSANDS)

 1992         1993        1994         1995          1996
 ----         ----        ----         ----          ----

$7,300      $11,706      $12,821      $18,306      $26,183

                   ----------------- [LOGO] -----------------



                              TO OUR SHAREHOLDERS:

     During 1996, Nortech Systems continued its successful evolution into a full-service manufacturer by broadening its capabilities. We strengthened our core contract manufacturing business by adding more sophisticated electronics, such as printed circuit board assemblies and higher-level assemblies. We now offer a complete package of manufacturing services to customers across diverse industries.

GROWING WITH SYNERGY

     The theme of this annual report is 'synergy' because cooperation among Nortech Systems' different facilities is increasingly important to our success. While similarities exist, our six facilities in Minnesota and Wisconsin each offer distinctly different capabilities and expertise. Working together, they create a whole that is greater than the sum of our parts. We continue to improve cooperation among our facilities, analyzing the best fit for each business opportunity and managing our resources accordingly. In addition, we evaluate strategic acquisitions that will complement this synergy.

NEW MANUFACTURING CAPABILITIES

     Our 1996 acquisition of Zercom Corporation, a division of Communications Systems, Inc., enhanced our existing strengths and added manufacturing capabilities in two key areas: printed circuit board assemblies and higher-level assemblies. Our complete manufacturing services are attractive to customers who are outsourcing some or all of their electronics manufacturing. Presently, we are working with several large OEM customers who are interested in our enhanced capabilities and we expect to finalize several contracts in the near future. The addition of Zercom should add significantly to contract manufacturing revenues in 1997.

CAPITALIZING ON OUTSOURCING TRENDS

     Our broadened capabilities enable us to better capitalize on the recognized growth in manufacturing outsourcing. Electronic Buyers' News reported in its March 3, 1997, issue that original-equipment manufacturers from every segment of the electronics industry are increasingly looking to outsiders like Nortech Systems to perform complete system assembly. According to the Outsourcing Institute, the primary reasons companies outsource are to improve company focus and to access world-class capabilities. At Nortech Systems, we're justifiably proud of our ability to help customers in these areas.

FINANCIAL RESULTS

     We reported net sales for 1996 of $26,182,821 for the year ended Dec. 31, 1996, a 43 percent increase from net sales of $18,305,928 in 1995. Fourth quarter sales were $7,841,475, an increase of 61 percent. Our net operating income for 1996, before a one-time charge, was $1,292,029, or $.54 per share, compared with $1,331,924, or $.55 per share, for 1995. For the fourth quarter, net operating income before a one-time charge was $395,915, or $.17 per share, compared with $424,899, or $.17 per share, for the same period in 1995. The one-time charge consisted of a write-off of excess and obsolete inventory, and costs associated with recent acquisitions. As a result, we reported net income for the year of $446,029, or $.19 per share, and a net loss for the quarter of $234,375, or $.10 per share. Addressing the one-time charge eliminates any long-term detrimental effects, enabling us to focus on generating positive earnings.

IMAGING TECHNOLOGIES GROWTH

     We have invested heavily in research and development for new medical imaging products since we acquired Monitor Technology Corp. in 1995. We expect to see a significant return on this investment from our Imaging Technologies division as we move forward, and positive contributions to earnings in 1997. Our medical imaging sales revenue increased more than 400 percent in 1996, compared to 1995. Several large medical equipment manufacturers have selected our monitors to be part of their diagnostic imaging systems. To create a multinational presence for these products, we are adding well-established distributors in Japan, South Korea, China and Hong Kong, as well as Australia and Europe.

RANKED ON FORBES' "200 BEST SMALL COMPANIES" LIST

     Nortech Systems was again named to Forbes magazine's annual listing of the "200 Best Small Companies in America," ranking 67th. Ranking was based on five-year average return on equity, and five-year average sales and earnings growth per share.

     Thank you for your interest in Nortech Systems. We look forward to a profitable, exciting 1997.


/s/ Quent Finkelson

Quent Finkelson

CHAIRMAN, PRESIDENT & CEO

[GRAPHICS]
CONNECTIONS
WIRES,CABLES AND PRINTED CIRCUIT BOARDS



PRODUCING "BUILDING BLOCKS"

     Nortech Systems is a full-service electronics manufacturer with extensive capabilities in many areas. On the most basic level, our products include specialized wires, cables and printed circuit boards. These vary in size and complexity, but all are important building blocks that provide the connections necessary for electronics and electrical equipment to operate. Our customers represent a range of high-technology industries, including computer, communications, medical, automotive and defense. As a contract manufacturer, we build products to meet exact customer specifications. Our facilities either have received certification under ISO 9002 or are working towards it, and we also operate in accordance with other quality standards. The Bemidji facility was certified under ISO 9002 in July 1995 and has successfully completed two recertification audits.

ADDING NEW CAPABILITIES

     Our strategic acquisition of Zercom Corporation in 1996 added important capabilities in manufacturing printed circuit board (PCB) assemblies. A PCB consists of numerous electrical circuits mounted on an insulating base. They vary in size and complexity -- we produce single- and double-sided PCBs comprised of 35 to 800 components. One common PCB, a 486 processor board, is used to operate many personal computers, robotic devices and other

FULL-SERVICE MANUFACTURING CAPABILITIES ENABLE US TO SERVE A WIDE RANGE OF CUSTOMERS, WITH EVERYTHING FROM BASIC WIRES AND CABLES TO HIGHER-LEVEL ASSEMBLIES AND COMPLETE PRODUCTION.





other electronic equipment.

     We use automated pick-and-place machines for component placement on both types of PCBs: conventional through-hole and newer surface mount technology
(SMT). The main difference between the two types is size -- SMT boards and components are smaller. Customers appreciate the capabilities we offer in both types, particularly those customers who would otherwise be forced to redesign their products to use SMT technology.

                                    [PICTURE]

SEEING A NICHE

     Our Intercon 1 division in Aitkin, Minnesota, produces proprietary video cables used for Closed Circuit Detection (CCD) applications, and is the largest producer of CCD camera cables and accessories in the United States. CCD cables are used in industrial diagnostics and robotic vision technology, where cameras enable machine operators to quickly and safely monitor product quality. In the medical field, CCD cameras are used for microscopic surgery. Other Intercon 1 products include coaxial and triaxial cable for high-speed modem communications.

WORKING TOGETHER -- PROFITABLY

     Our expanding manufacturing capabilities enable Nortech Systems' facilities to share resources and cooperate, each focusing on key areas of expertise. This results in greater operating efficiency, lower production costs and increased profitability. We expect cooperation to increase in the future. Wires, cables and PCBs are produced at facilities in Bemidji, Merrifield and Aitkin, Minnesota, and Augusta, Wisconsin. While these products provide the connections needed for our customers' products to operate, we also utilize them within Nortech Systems to manufacture more complex products, such as higher-level assemblies.

[PICTURE]
ASSEMBLIES
HIGHER-LEVEL ASSEMBLIES



PUTTING IT ALL TOGETHER

     Zercom Corporation, acquired in 1996, has earned a strong reputation for producing a wide array of higher-level assemblies. They consist of wires, cables and PCBs configured together, and often enclosed in a box or housing made of metal or plastic. A higher-level assembly may be a complete, finished product, or a sub-component used by our customers in their manufacturing. Examples of higher-level assemblies produced at our facility in Merrifield, Minnesota, include control panels for refrigeration systems used in ocean freight carriers, components for portable defibrillators, display panels for personal watercraft, electronic assemblies for patient-lifting devices used in health care facilities, and coin-operated control boxes for gas station air compressors.

                                    [PICTURE]

CAPITALIZING ON OUTSOURCING TRENDS

     Outsourcing is a growing trend across many industries, including electronics. According to Technology Forecasters, the market for technology outsourcing is expected to increase to $95 billion by 1999 -- an annual growth rate of 22 percent. Customers outsource production steps to minimize their investment in a manufacturing operation, allowing them to focus on product design,

MARKET DIVERSIFICATION REDUCES OUR DEPENDENCE ON ANY ONE MARKET. OUR CUSTOMER BASE, BROADENED THROUGH STRATEGIC ACQUISITIONS, ENCOMPASSES MANY INDUSTRIES.





sales and order fulfillment. This representsopportunity for all of Nortech Systems --opportunity we are better positioned to capitalize on than ever before.

BUILDING PARTNERSHIPS WITH CUSTOMERS

     Broadening our world-class manufacturing capabilities enables us to target new opportunities, many from current customers. Indeed, much of our sales growth comes from expanding existing relationships. We consider ourselves partners with our customers, and we always strive for a better understanding of their business. As we learn, we can better educate them about our complete capabilities. Consolidating purchases with one vendor has many advantages for our customers. It's easier to work with only one sales representative, and we can provide one package bid at a competitive price.

                                    [PICTURE]

PROVIDING FLEXIBLE MANUFACTURING

     Today, our manufacturing capabilities range from basic wires and cables to higher-level assemblies and completed final products -- and everything in between. Some customers come to us first for basic wires and cables, and later we earn the chance to bid on higher-level assembly or final production. In other cases, higher-level assembly customers decide to have us also manufacture the wires and cables, or the entire finished product. We can affix the customers' logo, serial number or other information, and ship the completed product either to their warehouses or directly to the final customer.

[PICTURE]
AEROSPACE DIVISION

     MILITARY WIRES AND CABLES





BUILDING FOR DEMANDING APPLICATIONS

     The Aerospace Systems division, in Fairmont, Minnesota, produces complex, custom-designed wires and cables for the defense industry and other demanding applications. Products are engineered to withstand severe environmental conditions, including extreme heat and cold variations, salt spray, water immersion, chemical and abrasion resistance, and electromagnetic and radio interference. Our defense-related products are used primarily in communication, ground support, and training applications. Examples include cables for radio systems, aircraft and missile test equipment, and combat-simulation equipment. Other defense applications include shipboard radar, personnel detection, missile avoidance, and helicopter engine harnessing. Approximately ten percent of Aerospace Systems division revenues are generated by non-defense cables. These are used on light- to medium-duty trailers that transport snowmobiles, personal watercraft, construction equipment and livestock.

                                    [PICTURE]

ECONOMIES OF SCALE PRODUCE SAVINGS AND IMPROVE EFFICIENCY. MANY OPERATIONS CAN BE CONSOLIDATED; FOR EXAMPLE, MORE THAN ONE-THIRD OF OUR FACILITIES' PURCHASES ARE FROM COMMON SUPPLIERS.



STARTING WITH QUALITY

     Like all Nortech Systems products, wires and cables built by Aerospace Systems are designed to meet customer specifications. We adhere to stringent quality requirements, including military specification MIL-I-43208 and other international and industry standards. The defense industry is increasingly shifting away from military-specific requirements and accepting quality certifications such as ISO 9002. As this happens, it will open up additional opportunities for other Nortech Systems facilities to serve the defense industry. We incorporate statistical process control into our manufacturing andmeasure quality in parts per million. Quality is built in first -- not inspected in later.

                                    [PICTURE]

RECOGNIZING NEW OPPORTUNITIES

     Aerospace Systems' expertise in building custom wires and cables that meet rigorous quality requirements enables us to also provide these unique capabilities to commercial customers. We offer short-run production of custom bulk cable and expertise in designing and building cables shielded for electromagnetic or radio interference. Shielding helps ensure proper operation of electronics in a wide range of machinery and equipment. This type of protection is increasingly important today as electronic devices continue to operate at lower and lower voltages, making them more susceptible to interference.

[PICTURE]
IMAGING TECHNOLOGIES

 HIGH-RESOLUTION MONITORS



BUILDING TO PRECISE SPECIFICATIONS

     We design, manufacture and market high-performance display monitors used in medical imaging, shipboard radar and document imaging. All of our monitors are sold to original equipment manufacturers (OEMs), who integrate them into their own equipment. Nortech Systems' Imaging Technologies division monitors are precisely engineered to meet demanding OEM customer specifications.

                                    [PICTURE]

INCREASING SALES AND MARKET SHARE

     Two years of significant investments in research and product development are paying off -- we are now gaining market share and broadening our customer base. During 1996, sales revenue from medical imaging - our primary target market - increased more than 400 percent. We began shipping monitors to several of the world's largest medical imaging equipment manufacturers.

FOCUSING ON MEDICAL IMAGING

     Our monitors are used in the growing field of digital x-ray archiving, where images are stored electronically instead of on film. Our two newest 21-inch ultra-high resolution monitors feature 5 million pixels -- four times the resolution of a standard 21-inch monitor.

SUCCESSFUL CROSS-SELLING CAN RESULT WHEN A CUSTOMER IS INTRODUCED TO OUR COMPLETE MANUFACTURING CAPABILITIES. CONSOLIDATING SUPPLIERS SIMPLIFIES BUSINESS FOR THE CUSTOMER, AND PROVIDES OPPORTUNITY FOR US.





     Greater resolution provides a clearer, more well-defined image for easier diagnosis. Other medical imaging applications for our monitors include MRI, CT, fluoroscopy and digital cardiology/angiography. We are an acknowledged leader in the latter area, which includes monitors used in heart catheterization labs performing procedures like balloon angioplasty. Our Imaging Technologies division is well- positioned to benefit from this expanding market.

                                    [PICTURE]

BENEFITING FROM EXTERNAL, INTERNAL COOPERATION

     Our Imaging Technologies division provides another way to introduce customers to the full range of Nortech Systems' manufacturing capabilities. In addition to monitors, imaging equipment OEMs typically outsource wires, cables and printed circuit boards. Because of our broad capabilities, we are positioned to capture a larger share of this total business. And this is happening already. For one of our customers, a large medical equipment manufacturer, we supply monitors, as well as internal wires and cable harnesses.

     Some components used in monitormanufacturing -- wires, cables and sophisticated electronics -- can now be obtained from other Nortech Systems' facilities, rather than purchased from outside suppliers. We are committed to increasing this type of internal cooperation, including utilizing our manufacturing capabilities most efficiently.

                   ----------------- [LOGO] -----------------

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

RESULTS OF OPERATIONS, YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994

REVENUES.

     For the years ended December 31, 1996, and 1995 the Company had sales of $26,182,821 and $18,305,928, respectively. The increase of $7,876,893, or 43%, resulted primarily from additional revenues generated by the acquisitions which were completed in 1995 and 1996. For the year ended December 31, 1994 the Company had sales of $12,820,709. The approximate 42.8% increase in sales in 1995 was attributable primarily to increased sales in the medical and automotive industries offset by the reduced sales to the mid-sized computer industries as well as revenues from the newly acquired divisions.

GROSS PROFIT.

     The Company had gross profit of $5,184,198 (before one-time write-offs) in 1996, $3,764,840 in 1995, and $2,598,569 in 1994. Gross profits as a percentage of gross sales were 19.8% in 1996 (before one-time write-offs), 20.6% in 1995, and 20.3% in 1994. In 1996, the Company experienced certain items which are considered unusual events for their operations. Due to evolving customer requirements, the Company wrote off certain inventories from two of the divisions. A total of $544,000 in inventories was written off from the Bemidji and Imaging balance sheets. The customer marketplace is complex and ever-changing, but with the current inventory and production mix, the Company believes they are well-poised to address the needs of their current customers as they continue to pursue additional growth markets. After the one-time write-offs, gross profit margin for 1996 was 17.7%.

     The decrease in gross profit percent from 1995 to 1996 is due to an increase in materials as a percent of total cost of goods sold.

SELLING, GENERAL, AND ADMINISTRATIVE.

     Selling, general, and administrative expenses were $3,306,311 in 1996, $2,280,105 in 1995, and $1,647,797 in 1994. The increases in each year reflect additional selling, general and administrative expenses associated with the acquisitions.

MISCELLANEOUS INCOME.

     Miscellaneous income was $32,064 in 1996, $177,967 in 1995, and $86,307 in
1994. The miscellaneous income resulted primarily from charges formiscellaneous services.

INTEREST EXPENSE.

     Interest expense was $475,057 in 1996,  $240,562 in 1995, and $117,835 in
1994. The increased expense for 1996 and 1995 is due to the increased debt from acquired operations.

INCOME TAXES.

     Income tax expense for 1996 was $192,000. Tax expense was not recorded in 1995 because of additional net operating loss carryforwards (NOL's) of approximately $2,504,000 which were recognized because of final tax regulations. The regulations clarified that tax carryforwards attributes in a Chapter 11 bankruptcy prior to December 31, 1993 where stock was issued for debt, need not be reduced by cancellation income. The tax benefit of approximately $851,000 created by additional NOL's was partially offset by a $300,000 increase in the deferred tax valuation allowance.

     Realization of the deferred tax asset is dependent upon the Company generating sufficient taxable earnings in future periods. In determining that realization of the deferred tax asset is more likely than not, the Company gave consideration to recent earnings history, its expectation for taxable earnings in the future and the expiration dates associated with tax carryforwards.

     Tax benefits of $245,794 were recorded in 1994 due to the reduction in the deferred tax valuation allowance of $600,000 due to the realization of net operating loss carryforwards.

NET INCOME.

     The Company's net income in 1996 was $446,029 or $.19 per common share. The Company's net income in 1995 was $1,331,924 or $.55 per common share. The Company's net income in 1994 was $1,183,406 or $.54 per common share. The Company believes that the effect of inflation on past operations has not been significant and anticipates that inflation will not have a significant impact on future operations.

LIQUIDITY AND CAPITAL RESOURCES.

     The Company's working capital rose from $5,279,509 as of December 31, 1995 to $8,498,531 on December 31, 1996. Stockholders' equity increased from $6,036,166 as of December 31, 1995 to $7,151,192 on December 31, 1996 due to the
Company's 1996 net income and the reclassification to equity of $668,400 of redeemable stock. This reclassification occurred because the put option on 111,400 shares was not exercised. The Company's liquidity and capital resources have improved substantially, and the Company believes that its future financial requirements can be met with funds generated from the operating activities and from the Company's operating line of credit.

     In March 1995, the Company completed the net asset purchase of Monitor Technology Corporation. This division of the Company designs and builds high and ultra-high resolution CRT monitors for medical imaging, document imaging, radar and industrial applications. In addition, they provide repair services on internally and externally produced monitors.

     In August 1995, the Company acquired all the assets of the Aerospace Division of Communication Cable, Inc. The Company has continued the business formally conducted by Aerospace which involves the manufacturing of custom-designed, high-technology electronic cable assemblies for various applications.

     In November 1996, the Company acquired the inventory and fixed assets of Zercom Corporation, a subsidiary of Communication Systems, Inc. The Company has been, and continues to be, a contract manufacturer of electronic sub-assemblies and components. Zercom Corporation also manufactures a line of proprietary products for sport fishermen, including the Clearwater Classic and Clearwater Pro fish locators.

     These acquisitions are expected to positively impact future operations and enhance the financial condition of the Company over time. However, there are no guarantees of future performance.

                   ----------------- [LOGO] -----------------


INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS
NORTECH SYSTEMS INCORPORATED AND SUBSIDIARY
BEMIDJI, MINNESOTA

     We have audited the accompanying consolidated balance sheets of Nortech Systems Incorporated and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide areasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nortech Systems Incorporated and Subsidiary as of December 31, 1996, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

LARSON, ALLEN, WEISHAIR & CO., LLP

ST. CLOUD, MINNESOTA
FEBRUARY 13, 1997

                   ----------------- [LOGO] -----------------

             CONSOLIDATED BALANCE SHEETS DECEMBER 31, 1996 AND 1995
                   NORTECH SYSTEMS INCORPORATED AND SUBSIDIARY


ASSETS                                                                          1996                1995
-------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and Cash Equivalents (Including Interest Bearing
Cash of $1,069,369 and $906,111 at December 31, 1996 and 1995)            $1,235,127            $924,590

Accounts Receivable, Less Allowance for Uncollectible
Accounts (1996 - $22,301; 1995 - $6,053)                                   3,695,763           1,856,219

Inventories                                                                6,729,500           3,855,212
Prepaid Expenses and Other                                                    88,821             131,701
Deferred Tax Asset                                                           540,000             430,000
-------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                     $12,289,211          $7,197,722
-------------------------------------------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT (AT COST)
Land                                                                        $136,300            $108,300
Building and Leasehold Improvements                                        3,559,155           1,897,559
Manufacturing Equipment                                                    4,588,955           2,389,201
Office and Other Equipment                                                 2,461,997           1,701,640
-------------------------------------------------------------------------------------------------------------------
Total                                                                    $10,746,407          $6,096,700
Accumulated Depreciation                                                  (2,875,702)         (2,256,862)
-------------------------------------------------------------------------------------------------------------------
Total Property and Equipment (at Depreciated Cost)                        $7,870,705          $3,839,838
-------------------------------------------------------------------------------------------------------------------

OTHER ASSETS
Goodwill and Other Intangible Assets                                      $1,025,463            $998,254
Deferred Tax Asset                                                           910,000           1,130,000
Other Assets                                                                  57,250              57,250
-------------------------------------------------------------------------------------------------------------------
Total Other Assets                                                        $1,992,713          $2,185,504
-------------------------------------------------------------------------------------------------------------------

Total Assets                                                             $22,152,629         $13,223,064
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Line of Credit                                                              $500,000                  $0
Current Maturities of Long-Term Debt                                         731,080             283,100
Accounts Payable                                                           1,596,326           1,054,880
Accrued Payroll                                                              673,303             407,016
Other Liabilities                                                            289,971             173,217
-------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                 $3,790,680          $1,918,213
-------------------------------------------------------------------------------------------------------------------

LONG-TERM DEBT
Notes Payable (Net of Current Maturities Shown Above)                    $10,910,757          $3,768,685
-------------------------------------------------------------------------------------------------------------------

REDEEMABLE COMMON STOCK
$.01 Par Value; 50,000 and 250,000 Shares Issued and
Outstanding at December 31, 1996 and 1995, Respectively
Redeemable at $6 Per Share                                                  $300,000          $1,500,000
-------------------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
Preferred Stock, $1 Par Value; 1,000,000 Shares
Authorized; 250,000 Shares Issued and Outstanding                           $250,000            $250,000


12

LIABILITIES AND STOCKHOLDERS' EQUITY continued                                  1996                1995

Common Stock $.01 Par Value; 9,000,000 Shares
Authorized; 2,312,362 and 2,200,863 Shares Issued and
Outstanding, Net of Redeemable Shares Reported Above,
at December 31, 1996 and 1995, Respectively                                   23,124              22,009
Additional Paid-in Capital                                                11,910,554          11,242,672
Accumulated Deficit                                                       (5,032,486)         (5,478,515)
-------------------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                                $7,151,192          $6,036,166
-------------------------------------------------------------------------------------------------------------------

Total Liabilities and Stockholders' Equity                               $22,152,629         $13,223,064
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.




                   ----------------- [LOGO] -----------------

              CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED
                        DECEMBER 31, 1996, 1995 AND 1994
                   NORTECH SYSTEMS INCORPORATED AND SUBSIDIARY

                                                   1996                1995                1994
-------------------------------------------------------------------------------------------------------------------
Sales                                       $26,182,821         $18,305,928         $12,820,709
Cost of Sales                               (21,555,459)        (14,541,088)        (10,222,140)
-------------------------------------------------------------------------------------------------------------------
Gross Profit                                 $4,627,362          $3,764,840          $2,598,569
Selling, General and
 Administrative Expenses                     (3,306,311)         (2,280,105)         (1,647,797)
Research and Development Costs                 (273,697)           (124,919)                  0
Interest Income                                  33,668              34,703              18,368
Miscellaneous Income                             32,064             177,967              86,307
Interest Expense                               (475,057)           (240,562)           (117,835)
-------------------------------------------------------------------------------------------------------------------
Income Before Income Tax Provision             $638,029          $1,331,924            $937,612
Income Tax Benefit (Expense)                   (192,000)                  0             245,794
-------------------------------------------------------------------------------------------------------------------
Net Income                                     $446,029          $1,331,924          $1,183,406
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Income Per Share of Common Stock
Net Income Per Share of Common Stock              $0.19               $0.55               $0.54
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Weighted Average Number of
Shares Outstanding                            2,384,512           2,407,804           2,194,021
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                   ----------------- [LOGO] -----------------

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                   NORTECH SYSTEMS INCORPORATED AND SUBSIDIARY


                                                                         ADDITIONAL                               TOTAL
                                         PREFERRED         COMMON           PAID-IN      ACCUMULATED      STOCKHOLDERS'
                                             STOCK          STOCK           CAPITAL          DEFICIT             EQUITY
-----------------------------------------------------------------------------------------------------------------------------
BALANCE
DECEMBER 31, 1993                         $250,000        $21,937       $11,226,761      $(7,948,965)        $3,549,733
1994 Net Income                                  0              0                 0        1,183,406          1,183,406
Issuance of Stock                                0              6             2,304                0              2,310
Dividends Paid                                   0              0                 0          (14,946)           (14,946)
-----------------------------------------------------------------------------------------------------------------------------

BALANCE
DECEMBER 31, 1994                         $250,000        $21,943       $11,229,065      $(6,780,505)        $4,720,503
1995 Net Income                                  0              0                 0        1,331,924          1,331,924
Issuance of Stock - Stock Options                0             50             8,700                0              8,750
Issuance of Stock -  Other                       0             16             4,907                0              4,923
Dividends Paid                                   0              0                 0          (29,934)           (29,934)
-----------------------------------------------------------------------------------------------------------------------------

BALANCE
DECEMBER 31, 1995                         $250,000        $22,009       $11,242,672      $(5,478,515)        $6,036,166
1996 Net Income                                  0              0                 0          446,029            446,029
Issuance of Stock -  Other                       0          1,115           667,882                0            668,997
-----------------------------------------------------------------------------------------------------------------------------

BALANCE
DECEMBER 31, 1996                         $250,000        $23,124       $11,910,554      $(5,032,486)        $7,151,192
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                   ----------------- [LOGO] -----------------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                   NORTECH SYSTEMS INCORPORATED AND SUBSIDIARY

                                                   1996                1995                1994
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Cash Received from Customers                $24,375,341         $18,114,515         $13,307,176
Interest Income Received                         33,668              34,703              18,368
Cash Paid to Suppliers and Employees        (23,904,901)        (17,379,766)        (11,794,879)
Interest Expense Paid                          (403,003)           (239,809)           (117,927)
Income Taxes Paid                              (205,900)            (19,016)            (34,206)
---------------------------------------------------------------------------------------------------------
Net Cash Provided (Used) by
 Operating Activities                         $(104,795)           $510,627          $1,378,532
---------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of Businesses                   $(1,559,492)        $(2,930,696)                 $0
Acquisition of Property and Equipment          (718,835)           (458,359)           (224,096)
Acquisition of Intangible Assets                      0             (82,059)                  0
Purchase of Investments                               0             (56,250)                  0
---------------------------------------------------------------------------------------------------------
Net Cash Used by
 Investing Activities                       $(2,278,327)        $(3,527,364)          $(224,096)
---------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Net Proceeds (Payments) Under
  Line of Credit                               $500,000                  $0           $(266,533)
Payments on Long-Term Debt                     (431,453)           (289,294)           (963,178)
Proceeds from Long-Term Debt                  3,156,115           3,405,180             531,000
Proceeds from Sale of Stock                         597              13,673               2,310
Purchase of Redeemable Stock                   (531,600)                  0                   0
Payment of Dividends                                  0             (29,934)            (14,946)
---------------------------------------------------------------------------------------------------------
Net Cash Provided (Used) by
 Financing Activities                        $2,693,659          $3,099,625           $(711,347)
---------------------------------------------------------------------------------------------------------

NET INCREASE IN CASH
AND CASH EQUIVALENTS                           $310,537             $82,888            $443,089

Cash and Cash Equivalents - Beginning           924,590             841,702             398,613
---------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS - ENDING           $1,235,127            $924,590            $841,702
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

NON-CASH TRANSACTIONS
During 1995 the Company issued $1,500,000 of redeemable Common Stock as part of the purchase of another corporation's net assets.
During 1996 the Company issued a long-term note payable in the amount of $4,865,390 as part of the purchase price for certain assets of another corporation.

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                   ----------------- [LOGO] -----------------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                   NORTECH SYSTEMS INCORPORATED AND SUBSIDIARY

                                                             1996                1995                1994
-------------------------------------------------------------------------------------------------------------------
RECONCILIATION OF NET INCOME TO NET
CASH PROVIDED BY OPERATING ACTIVITIES
Net Income                                               $446,029          $1,331,924          $1,183,406
Adjustments to Reconcile Net Income to
  Net Cash Provided by Operating Activities:
Depreciation and Amortization                             693,456             444,636             245,847
Deferred Taxes                                            110,000            (100,000)           (280,000)
(Increase) Decrease in
  Accounts Receivable                                  (1,839,544)           (369,380)            365,160
Decrease in Accounts
  Receivable - Stockholder                                      0                   0              35,000
(Increase) Decrease in Inventory                         (482,103)           (407,932)            173,065
(Increase) Decrease in Prepaid Assets                      42,880             (79,751)             33,507
Increase (Decrease) in
  Accounts Payable                                        541,446             207,835            (391,788)
Increase (Decrease) in Accrued Payroll                    266,287             (17,852)              6,077
Increase (Decrease) in
  Accrued Liabilities                                     116,754            (498,853)              8,258
-------------------------------------------------------------------------------------------------------------------
Net Cash Provided (Used) by
  Operating Activities                                  $(104,795)          $510,627           $1,378,532
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                   ----------------- [LOGO] -----------------

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS DESCRIPTION

     Nortech Systems Incorporated (the Company) is a Minnesota corporation with headquarters in Wayzata, Minnesota, a suburb of Minneapolis, Minnesota. The Company's main manufacturing facility is located in Bemidji, Minnesota, with additional manufacturing and engineering support locations in Fairmont, Plymouth, Merrifield and Aitkin, Minnesota and Augusta, Wisconsin.

     The Company manufactures wire harnesses, cables, and electromechanical assemblies, printed circuit board assemblies and higher-level assemblies for a wide range of commercial and defense industries. The Company also manufactures and markets high performance display monitors for medical imaging, document imaging, radar and industrial applications. The Company provides a full turnkey contract manufacturing service to its customers. All products are built to the customer's design specifications.

     In addition, the Company also manufactures a line of proprietary products for sport fishermen. Nortech Medical Services, Inc., its wholly owned subsidiary, provides service bureau and office management services to physicians and clinics throughout Minnesota.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

INVENTORIES

     Inventories are stated at the lower of cost (first-in, first-out method) or market (based on the lower of replacement cost or net realizable value).

PROPERTY AND EQUIPMENT

     The Company capitalizes the cost of purchased software, equipment, and leasehold improvements. Expenditures for maintenance and repairs and minor renewals and betterments which do not improve or extend the life of the respective assets are expensed. The assets and related depreciation accounts are adjusted for property retirements and disposals with the resulting gain or loss included in results of operations. Fully depreciated assets remain in the accounts until retired from service.

DEPRECIATION

     Property and equipment are depreciated by the straight-line and accelerated methods of depreciation. Accelerated depreciation did not materially exceed straight-line depreciation for the years ended December 31, 1996, 1995 and 1994. Depreciation was calculated over estimated useful lives as follows:

     Building and Improvements: 31 Years

     Manufacturing Equipment: 5-7 Years

     Office and Other Equipment: 5-7 Years

REVENUE RECOGNITION

     Sales are recorded by the Company when products are shipped to the customer.

GOODWILL

     Goodwill representing the excess of the purchase price over the fair value of the net assets of the acquired entities (see Note 2), is being amortized on a straight-line basis over the period of expected benefit of fifteen years. Total amortization of goodwill recorded for fiscal years 1996, 1995 and 1994 was $54,614, $30,724 and $-0-, respectively. The carrying value of goodwill will be reviewed periodically based on the undiscounted cash flows of the entity acquired over the remaining amortization period. Should this review indicate that goodwill will not be recoverable, the Company's carrying value of the goodwill will be reduced by the estimated shortfall of undiscounted cash flows.

INTANGIBLE ASSETS

     The Company acquired other intangible assets including purchased technology and certification costs in the amount of $42,333 and $82,059 during 1996 and 1995, respectively. These assets are being amortized over a period of 3 to 7 years. The related amortization expense for 1996 and 1995 was $13,152 and $1,096, respectively.

CASH AND CASH EQUIVALENTS

     The Company considers its investments with an original maturity of three months or less to be cash equivalents. At December 31, 1996 and 1995, the Company had invested excess funds of $266,000 and $285,000, respectively, in repurchase agreements collateralized by government-backed securities. Due to the short-term nature of the agreements, the Company does not take possession of the securities, which are instead held at the Company's principal bank from which it purchases the securities.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts for cash, short-terminvestments, receivables, accounts payable and accrued liabilities approximate fair value because of the short maturity of these instruments. The fair value of long-term debt approximates its carrying value and is based on current rates at which the Company could borrow funds with similar remaining maturities.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

ADVERTISING

     Advertising costs are charged to operations as incurred. Total amounts charged to expense were $65,234, $17,994 and $16,694 for the years ended December 31, 1996, 1995 and 1994, respectively.

INCOME TAXES

     The Company has adopted FASB Statement No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

     Investment credits are accounted for by using the flow-through method whereby the benefit is reflected as a reduction of income taxes in the year utilized.

EARNINGS PER SHARE

     Primary earnings per share of common stock is computed by dividing net income by the weighted average number of common shares outstanding during the period.

     The impact of outstanding options was not material and was not included in the calculation of primary earnings per share.

     Preferred stock issued is noncumulative and nonconvertible.

ACCOUNTING FOR STOCK-BASED COMPENSATION

     Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, establishes a new fair value based accounting method for stock-based compensation plans. As permitted by the statement, the Company continues to apply the accounting provisions of Accounting Principles Board
(APB) Opinion No. 25, Accounting for Stock Issued to Employees, in determining net income.


                   ----------------- [LOGO] -----------------

NOTE 2: ACQUISITIONS

     In 1996 and 1995 the Company acquired the three businesses described below, which have been accounted for by the purchase method of accounting. The results of the operations of the acquired Companies are included in the Company's consolidated statement of income from the dates of the acquisitions.

ZERCOM CORPORATION

     On November 4, 1996, the Company acquired substantially all of the assets of Zercom Corporation (Zercom). Zercom is a contract manufacturer of electronic sub-assemblies and components. Zercom also manufactures a line of proprietary products for sport fishermen.

     The purchase price was $6,424,882, consisting of a cash payment of $1,500,000, issuance of promissory notes totalling $4,865,390, and acquisition costs of $59,492.

     The excess of the purchase price over the estimated fair value of the net assets acquired is being amortized on a straight line basis over 15 years.

     A summary of the purchase price allocation for the 1996 acquisition of Zercom is as follows:

Net Working Capital Items                    $2,392,185
Property, Plant and Equipment                 3,930,872
Other Assets                                     42,333
Excess of Cost Over Fair
  Value of Net Assets of Net Assets
  of Purchased Business                          59,492
---------------------------------------------------------

       Total                                 $6,424,882
---------------------------------------------------------
---------------------------------------------------------


MONITOR TECHNOLOGY CORPORATION

     On March 28, 1995, the Company acquired substantially all of the assets and assumed certain liabilities of Monitor Technology Corporation (MTC). MTC designs and builds high and ultra-high resolution CRT monitors for computer applications throughout the United States. In addition, they provide repair services on internally and externally produced monitors.

     The purchase price of $2,232,667, which includes the assumption of liabilities of $707,887 and acquisition costs of $24,780, was paid with cash and by issuing 250,000 shares of the Company's common stock. The common stock was valued at $6, which is the redeemable price based on a repurchase agreement issued to the seller at closing. The excess of the purchase price over the estimated fair value of assets acquired is being amortized on a straight-line basis over 15 years.

     In 1996, 88,600 shares were put back to the Company at $6 per share and the put option was not exercised on 111,400 shares. The Company remains contingently liable to repurchase the remaining 50,000 shares, which are in dispute. The Company's obligation under the repurchase agreement is guaranteed by a director of the Company.

AEROSPACE

     On August 23, 1995, the Company acquired the Aerospace Division of Communication Cable, Inc. The Aerospace Division manufactures and sells multi-conductor electrical cable assemblies to customer specifications for the aerospace industry throughout the United States.

     The purchase price was $2,950,517 consisting of a cash payment of $2,845,506, the assumption of liabilities of $44,601, and acquisition costs of $60,410.

     A summary of the purchase price allocation for the 1995 acquisitions of MTC and Aerospace is as follows:

Net Working Capital Items                    $1,984,359
Property, Plant and Equipment                 2,250,810
Excess of Cost over Fair Value
  of Net Assets of Purchased Businesses         948,015
---------------------------------------------------------

 Total                                       $5,183,184
---------------------------------------------------------
---------------------------------------------------------


     The following proforma unaudited consolidated statements of income for the Company are presented as though the acquisition of Zercom Corporation had occurred on January 1, 1996 and 1995 and the acquisitions of Monitor Technology Corporation and the Aerospace Division of Communication Cable, Inc. had occurred on January 1, 1995.

(Unaudited)                              1996           1995
--------------------------------------------------------------

Revenues                          $39,702,215    $42,283,397

--------------------------------------------------------------
--------------------------------------------------------------

Net Income                           $230,045     $1,887,304
--------------------------------------------------------------
--------------------------------------------------------------

Net Income Per Share
of Common Stock                        $ 0.10         $ 0.78

     The proforma financial information is presented for information purposes only and is not necessarily indicative of the operating results that would have occurred had the acquisitions been consummated as of the above dates, nor are they necessarily indicative of future operating results.





                   ----------------- [LOGO] -----------------


NOTE 3: INVENTORIES
Inventories consist of the following:

                                         1996           1995
--------------------------------------------------------------

Raw Materials                      $3,626,665     $1,972,384
Work in Process                     1,837,247      1,676,949
Finished Goods                      1,265,588        205,879
--------------------------------------------------------------

Total                              $6,729,500     $3,855,212
--------------------------------------------------------------
--------------------------------------------------------------





                   ----------------- [LOGO] -----------------


NOTE 4: SHORT-TERM LINE OF CREDIT

The Company has a revolving line of credit available at December 31, 1996, for $500,000. The line of credit is with Northern National Bank, accrues interest at the prime rate, matures February 10, 1997, and is secured by accounts receivable, equipment, inventory, general intangibles and a personal guarantee by a shareholder. The interest rate was 8.25% at December 31, 1996. The maximum and average amounts outstanding on short-term lines of credit during 1996, were $500,000 and $266,066, respectively. There was no balanceoutstanding as of December 31, 1995.

                   ----------------- [LOGO] -----------------


NOTE 5: LONG-TERM DEBT

DESCRIPTION                                                  1996           1995
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Note Payable - Northern National
Bank, Revolving Line of Credit,
Borrowing Limit of $3,000,000,
Interest at LIBOR Index Plus 2.5%,
Due June 1998; Secured by
Accounts Receivable, Equipment,
Inventory and General
Intangibles                                            $2,736,179     $2,161,179
--------------------------------------------------------------------------------
Note Payable - Northern National
Bank, Revolving Line of Credit,
Borrowing Limit of $1,500,000,
Interest at LIBOR Index Plus 2.5%,
Due June 1998; Secured by
Accounts Receivable, Equipment,
Inventory, General Intangibles
and Personal Guarantee and Stock
Pledged by a Shareholder                                  680,760              0
--------------------------------------------------------------------------------
Note Payable - Northern National
Bank, Line of Credit, Borrowing
Limit of $400,000, Interest at
Bank's Prime, Monthly Payments
of $7,500 Including Interest, Due
December 1998; Secured by
Accounts Receivable, Equipment,
Inventory and General Intangibles                         200,000              0
--------------------------------------------------------------------------------
Note Payable - Northern National
Bank, Interest at LIBOR Index Plus
2.5%, Interest Only Payments
Beginning February 1997, Due
June 1998; Secured by Accounts
Receivable, Equipment, Inventory,
General Intangibles and Personal
Guarantee and Stock Pledged by
a Shareholder                                           1,500,000              0
--------------------------------------------------------------------------------

DESCRIPTION                                                  1996           1995
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Notes Payable - Communications
Systems, Inc., Interest at Prime as
Established by First Bank
Minneapolis, Semi-Annual Principal
Payments of $200,000 Beginning
May 1997, Due November 2001                             4,865,390              0
--------------------------------------------------------------------------------
Note Payable - City of Augusta,
Interest at Prime, Five Annual
Payments Beginning  August 1996,
Due August 2000; Secured by
Leasehold Improvements                                     20,802         40,000
--------------------------------------------------------------------------------
Note Payable - Northern States
Power Company, Interest at 6%,
Monthly Payments of $483 Including
Interest, Due December 1998;
Secured by Equipment                                       10,476         15,483
--------------------------------------------------------------------------------
Note Payable - Northern National
Bank, Interest at Bank's Prime Plus
2%, Monthly Payments of $1,200
Including Interest, Due April 2000;
Secured by Real Estate                                    116,447        120,754
--------------------------------------------------------------------------------
Note Payable - Midwest Minnesota
Community, Development Corporation,
Interest at 9%, Monthly Payments
of $2,802 Including Interest, Due
March 2000; Secured by Real Estate
and Equipment                                              91,288        115,297
--------------------------------------------------------------------------------

NOTE 5: LONG-TERM DEBT CONTINUED

DESCRIPTION                                                  1996           1995
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Note Payable - Midwest Minnesota
Community, Development Corporation,
Interest at 8%, Monthly Payments of
$1,654 Including Interest, Due March
2009; Secured by Real Estate and
Equipment                                                 133,858        142,185
--------------------------------------------------------------------------------
Note Payable - Northern National
Bank, Interest at 7.5%, Monthly
Payments of $5,270 Including Interest,
Due May 1999; Secured by Inventory,
Equipment, Accounts Receivable and
General Intangibles                                       187,577        230,608
--------------------------------------------------------------------------------
Note Payable - Northern National
Bank, Interest at LIBOR Index Plus
2.5%, Monthly Payments of $13,060
Including Interest, Due January 2001;
Secured by Equipment, Accounts
Receivable and Inventory and General
Intangibles                                               542,017        640,000
--------------------------------------------------------------------------------
Note Payable - Northern National
Bank, Interest at LIBOR Index Plus
2.5%, Monthly Payments of $5,000
Including Interest, Due January
2001; Secured by Equipment,
Accounts Receivable, Inventory,
General Intangibles and Real
Estate                                                    493,533        510,000
--------------------------------------------------------------------------------
Note Payable - Joint Economic
Development Commission, Inc.,
Interest at 8.25%, Monthly Payments
of $1,652 Including Interest, Due
August 2000; Secured by Building
and Land                                                   63,510         76,279
--------------------------------------------------------------------------------

DESCRIPTION                                                  1996           1995
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Total Long-Term Debt                                  $11,641,837     $4,051,785
Current Maturities                                        731,080        283,100
Long-Term Debt - Net of
  Current Maturities                                  $10,910,757     $3,768,685
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Maturity requirements by year on long-term debt are as follows:

                                   YEARS ENDING DECEMBER 31,              AMOUNT
--------------------------------------------------------------------------------
                                                        1997            $731,080
                                                        1998           5,714,488
                                                        1999             715,625
                                                        2000           1,122,880
                                                        2001           3,278,477
                                                 Later Years              79,287
--------------------------------------------------------------------------------
                                                       Total         $11,641,837
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The maximum and average amounts outstanding on the Company's long-term lines of credit were $3,716,939 and $2,596,711 during 1996, respectively, and $2,161,179 and $400,000 during 1995, respectively.

                   ----------------- [LOGO] -----------------


NOTE 6: LEASE OBLIGATION

The Company has entered into various operating leases for equipment and office space. Rent expense for the years ended December 31, 1996, 1995 and 1994, was $451,659, $290,799 and $118,672, respectively. The future minimum lease payments are as follows:

                                   YEARS ENDING DECEMBER 31,              AMOUNT
--------------------------------------------------------------------------------
                                                        1997            $337,214
                                                        1998             327,675
                                                        1999             327,675
                                                        2000             190,650
                                                        2001              82,575
--------------------------------------------------------------------------------
                                                       Total          $1,265,789
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------





                   ----------------- [LOGO] -----------------


NOTE 7: RELATED PARTY TRANSACTIONS

     Ceridian Corporation is one of the Company's stockholders at December 31, 1996, 1995 and 1994. Transactions and balances with Ceridian Corporation are as follows:

CONTRACT FOR DEED - CERIDIAN CORPORATION

     During 1991 the Company entered into a contract for deed with Ceridian Corporation for the purchase of the building and land. The original purchase price was $840,000. The contract was paid off in 1994.

SALES

     In 1996, 1995 and 1994, sales to Ceridian Corporation represented approximately 1% of total sales in each year.

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NOTE 8: INCOME TAXES

The provision for income taxes for each of the three years in the period ended December 31, 1996, consists of the following:

                                    1996               1995                1993
--------------------------------------------------------------------------------

Current Taxes
  - Federal                      $10,000            $37,000             $17,183
Current Taxes
  - State                         72,000             63,000              17,023
Deferred Taxes                   110,000           (100,000)           (280,000)
--------------------------------------------------------------------------------

Total Expense
(Benefit)                       $192,000                 $0           $(245,794)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Deferred tax assets at December 31, 1996 and 1995, consist of the following:

                                                      1996                 1995
--------------------------------------------------------------------------------

Net Operating Loss (NOL)
  Carryforwards                                  $1,415,000          $1,635,000
Tax Credit Carryforwards                            235,000             295,000
Other                                                40,000              30,000
Valuation Allowance                                (240,000)           (400,000)
--------------------------------------------------------------------------------

Total                                            $1,450,000          $1,560,000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The statutory rate reconciliation for each of the three years in the period ended December 31, is as follows:

                                    1996               1995                1994
--------------------------------------------------------------------------------

Statutory Tax
  Provision                     $217,000           $453,000            $319,000
State Income
  Taxes                           78,000             80,000              50,000
Additional NOL
 Carryforwards                         0           (851,000)                  0
Increase (Reduction)
  in Deferred Tax
  Valuation Allowance
  (Net of Expired
  Tax Credit
  Carryforwards)                (100,000)           300,000            (600,000)
Other                             (3,000)            18,000             (14,794)
--------------------------------------------------------------------------------
Income Tax
 Provision(Benefit)
 Expense                        $192,000                 $0           $(245,794)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The Company has available for Federal income tax purposes, operating loss carryforwards, unused investment credits, and unused research and development credits which may provide future tax benefits, expiring as follows:

                                                                    Research and
      Year              Operating          Investment Tax            Development
        of                   Loss                  Credit             Tax Credit
Expiration           Carryforward            Carryforward           Carryforward
--------------------------------------------------------------------------------
      1997                     $0                  $4,064                $43,051
      1998                      0                  50,888                 97,643
      1999              3,035,800                  39,965                      0
      2001                767,300                       0                      0
      2002                253,200                       0                      0
      2003                109,700                       0                      0
--------------------------------------------------------------------------------
    Totals             $4,166,000                 $94,917               $140,694
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     During 1995 the Company identified an additional $2,503,778 of net operating loss carryforwards related to final tax regulations. The regulations clarified that tax carryforward attributes in a Title 11 bankruptcy prior to December 31, 1993, where stock was issued for debt, need not be reduced by debt cancellation income. As a result of the increase in net operating loss carryforwards, which must be utilized prior to taking the benefit in tax credit carryovers, the Company has increased its valuation allowance accordingly.

     In 1996 the Company utilized operating loss carryforwards of $642,000 to offset federal taxable income.

     In 1995 the Company utilized operating loss carryforwards of $1,450,000 to offset federal taxable income and $46,000 of research and development credits to offset state tax.

     In 1994 the Company utilized operating loss carryforwards of $932,000 to offset federal taxable income and $126,100 to offset state taxable income. The Company also utilized $33,900 of research and development tax credits to offset state tax.

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NOTE 9: PREFERRED STOCK TRANSACTIONS

     The holders of the preferred stock are entitled to a noncumulative dividend of 12% when and as declared. In liquidation, holders of preferred stock have preference to the extent of $1.00 per share plus dividends accrued but unpaid. Preferred stock dividends of $-0-, $29,934 and $14,946 were paid during the year ended December 31, 1996, 1995 and 1994, respectively.





                   ----------------- [LOGO] -----------------


NOTE 10: MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

     The Company sells its products to companies in the computer, medical, governmental and various other industries. Historically, the Company has not experienced significant losses related to receivables from customers in any particular industry or geographic area.

     The Company maintains its excess cash balancesin checking and money market accounts at three financial institutions. These balances exceed the federally insured limit by $775,000 and $520,000 at December 31, 1996 and 1995, respectively. The Company has not experienced any losses in any of the short-term investment instruments it has used for excess cash balances.

     Two customers accounted for approximately 11.3% and 17.5% of sales, respectively, for the year ended December 31, 1996.

     Three customers accounted for approximately 24.1%, 16.6% and 11.8% of sales, respectively, for the year ended December 31, 1995. One customer accounted for approximately 10.4% of accounts receivable at December 31, 1995.

     Three customers accounted for approximately 26.8%, 24.5% and 20.2% of sales, respectively, for the year ended December 31, 1994. Three customers accounted for approximately 29.8%, 20.5% and 11.3% of accounts receivable, respectively, at December 31, 1994.

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NOTE 11: EMPLOYEE STOCK OPTION AND AWARD PLANS

     In 1992, the Company approved the adoption of a fixed stock based compensation plan. The purpose of the Plan is to promote the interests of the Company and its shareholders by providing officers, directors and other key employees with additional incentive and the opportunity, through stock ownership, to increase their proprietary interest in the Company and their personal interest in its continued success. The Company has authorized 200,000 shares for issuance under this Plan.

     Stock options may be granted for the purchase of common stock at a price not less than the fair market value on the date of the grant. Options are generally exercisable after one or more years and expire no later than 10 years from the date of grant.

     The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its fixed stock based compensation plan. Accordingly, no compensation cost has been recognized for this Plan in 1996, 1995 or 1994. Had compensation cost been determined on the basis of fair value pursuant to SFAS No. 123, Accounting for Stock-Based Compensation, net income and earnings per share would not differ materially from amounts reported under APB Opinion No. 25.

     Since the proforma disclosures of results under SFAS No. 123 are only required to consider grants awarded in 1995 and 1996, the proforma effects of applying SFAS No. 123 during this initial phase-in period may not be representative of the effects on reported results for future years.

Following is a summary of the Plan's transactions:

                                                     Option Price
                                  Shares              (Per Share)
----------------------------------------------------------------------
Balance as of
  December 31, 1992               22,500                    $1.75
Granted
  January 21, 1993                15,000                   $1.625
----------------------------------------------------------------------
Balance as of
  December 31, 1993               37,500           $1.625 - $1.75
Granted
  January 24, 1994                10,000                   $3.625
----------------------------------------------------------------------

                                                     Option Price
                                  Shares               (Per Share)
----------------------------------------------------------------------
Balance as of
  December 31, 1994               47,500          $1.625 - $3.625
Granted
  December 1, 1995                95,000                    $5.25
  Exercised                       (5,000)                   $1.75
----------------------------------------------------------------------
Balance as of
  December 31, 1995              137,500           $1.625 - $5.25
Granted
  December 1, 1996                     0                        -
  Exercised                            0                        -
----------------------------------------------------------------------
Balance as of
  December 31, 1996              137,500           $1.625 - $5.25
----------------------------------------------------------------------
----------------------------------------------------------------------

     A summary of the status of fixed options outstanding at December 31, 1996, is as follows:

                                                               Average
                                                             Remaining
 Exercise          Outstanding         Exercisable        Contractural
 Price                 Options             Options                Life
-------------------------------------------------------------------------

$1.625                  15,000              15,000             6 Years
$1.75                   17,500              17,500             5 Years
$3.625                  10,000              10,000             7 Years
$5.25                   95,000              19,000             9 Years


     During 1993, the Company adopted a gain sharing plan. The purpose of the Plan is to provide a bonus for increased output, improved quality and productivity and reduced costs. The Company has authorized 50,000 shares to be available under this Plan.

     In accordance with the terms of the Plan, employees can acquire newly issued shares of common stock for 90% of the current market value. 5,168 shares have been issued under this Plan through December 31, 1996.

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NOTE 12: SUPPLEMENTARY FINANCIAL INFORMATION

                               Quarter Ending      Quarter Ending      Quarter Ending      Quarter Ending               Total
                                      3/31/96             6/30/96             9/30/96            12/31/96                1996
---------------------------------------------------------------------------------------------------------------------------------
NET SALES                          $5,574,986          $6,622,903          $6,143,457          $7,841,475         $26,182,821
GROSS PROFIT                       $1,006,356          $1,214,275          $1,096,171          $1,310,560          $4,627,362
NET INCOME (LOSS)                    $189,894            $288,552            $201,958           $(234,375)           $446,029
INCOME (LOSS) PER SHARE
 OF COMMON STOCK                        $0.08               $0.12               $0.09              $(0.10)              $0.19

                               Quarter Ending      Quarter Ending      Quarter Ending      Quarter Ending               Total
                                      3/31/95             6/30/95             9/30/95            12/31/95                1995
---------------------------------------------------------------------------------------------------------------------------------

NET SALES                          $3,625,264          $4,374,899          $5,449,175          $4,856,590         $18,305,928
GROSS PROFIT                         $673,905            $964,800            $966,969          $1,159,166          $3,764,840
NET INCOME                           $244,003            $244,049            $212,588            $631,284          $1,331,924
INCOME PER SHARE
 OF COMMON STOCK                        $0.11               $0.10               $0.10               $0.25               $0.55



     In the 4th quarter of 1995, the Company reduced previous quarter's tax expense of $206,388, which increased 4th quarter net income by $.08 per share due to recognition of additional net operating loss carryforwards. In the 4th quarter of 1996, the Company wrote off $544,000 of inventories due to evolving customer requirements. This reduced 4th quarter net income by $.15 per share.


26

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INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

BOARD OF DIRECTORS
NORTECH SYSTEMS INCORPORATED AND SUBSIDIARY
BEMIDJI, MINNESOTA

     Our report on the basic consolidated financial statements of Nortech Systems Incorporated and Subsidiary for 1996, 1995 and 1994 precedes the consolidated financial statements. The audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule below is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

LARSON, ALLEN, WEISHAIR & CO., LLP

ST. CLOUD, MINNESOTA
FEBRUARY 13, 1997





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                SCHEDULE VIII - VALUATION AND QUALIFYING ACCOUNTS
                   NORTECH SYSTEMS INCORPORATED AND SUBSIDIARY


Column A                                  Column B            Column C            Column E            Column F
---------------------------------------------------------------------------------------------------------------
                                                             Additions
                                        Balance at             Charged                              Balance at
                                         Beginning            to Costs                                  End of
Classification                           Of Period        And Expenses         Add (Deduct)             Period
---------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1996:
  Allowance for Doubtful Accounts           $6,053             $16,248                  $0             $22,301
  Deferred Tax Valuation Allowance        $400,000                  $0           $(160,000)           $240,000
---------------------------------------------------------------------------------------------------------------
                                          $406,053             $16,248           $(160,000)           $262,301
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

Year Ended December 31, 1995:
  Allowance for Doubtful Accounts           $4,343              $1,710                  $0              $6,053
  Deferred Tax Valuation Allowance        $100,000                  $0            $300,000            $400,000
---------------------------------------------------------------------------------------------------------------
                                          $104,343              $1,710            $300,000            $406,053
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

Year Ended December 31, 1994:
  Allowance for Doubtful Accounts               $0              $4,343                  $0              $4,343
  Deferred Tax Valuation Allowance        $700,000                  $0           $(600,000)           $100,000
---------------------------------------------------------------------------------------------------------------
                                          $700,000              $4,343           $(600,000)           $104,343
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------


                                                                              27

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REGISTRAR AND TRANSFER AGENT

American Securities Transfer, 1825 Lawrence Street, #444, Denver, Colorado 80202

LEGAL COUNSEL

Phillips & Gross, P.A., 5420 Norwest Center, 90 South 7th Street, Minneapolis, Minnesota 55402

AUDITORS

Larson, Allen, Weishair & Co., 500 Zapp Bank Plaza, 1015 St. Germain, St. Cloud, Minnesota 56301

ANNUAL REPORT ON FORM 10-K

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (including financial statements and a list of exhibits thereto) may be obtained by shareholders without charge upon written request addressed to Quentin E. Finkelson, Nortech Systems Incorporated, 641 East Lake Street, Wayzata, Minnesota 55391. The exhibits to the Form 10-K may be obtained in the same manner, but a reasonable fee will be charged to such shareholders for copying and related expenses.

DIVIDEND POLICY

The Company has never paid cash dividends on its Common Stock. The Board of Directors currently intends to retain any and all earnings for use in the Company's business and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to payment of dividends will depend upon the financial condition and results of operations of the Company and such other factors as are deemed relevant by the Board of Directors.

ANNUAL MEETING

The annual meeting of shareholders will be held June 12, 1997, at 4:00 p.m. at the Wayzata Country Club, 200 West Wayzata Boulevard, Wayzata, Minnesota. All shareholders are invited to attend.

MARKET INFORMATION

The Company's Common Stock is traded on the Nasdaq National Market under the symbol NSYS. It appears in most stock listings under "NorSys." Prior to October 11, 1995, the stock was traded on the Nasdaq Small Cap Market.

The high and low bid quotations for the Company's Common Stock for each quarterly period within the two most recent years were as follows:

Quarter Ended:                       Low                High

March 31, 1995                    $3.000              $4.000
June 30, 1995                     $3.000              $4.250
September 30, 1995                $3.250              $6.000
December 31, 1995                 $4.750              $8.500

March 31, 1996                    $6.000              $9.000
June 30, 1996                     $6.000              $8.000
September 30, 1996                $5.000              $7.250
December 31, 1996                 $5.250              $6.750

The low and high quotations set forth above are as reported by Nasdaq. These quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not necessarily represent actual transactions.

As of March 1, 1997, there were approximately 1,419 holders of shares of the Company's Common Stock.

DIRECTORS

Quentin E. Finkelson
Chairman, President & Chief Executive Officer
Nortech Systems Incorporated
Wayzata, Minnesota

Myron Kunin
Chairman
Regis Corporation
Edina, Minnesota

Richard W. Perkins
President & Chief Executive Officer
Perkins Capital Management
Wayzata, Minnesota

OFFICERS

Quentin E. Finkelson
Chairman, President & Chief Executive Officer

Gregory D. Tweed
Executive Vice President & Chief Operating Officer

Garry Anderly
Senior Vice President, Corporate Finance; Treasurer

Peter L. Kucera
Vice President, Corporate Quality


ADDITIONAL INFORMATION

FOR ADDITIONAL COMPANY
INFORMATION, YOU MAY CONTACT:

Quentin E. Finkelson
Chairman, President & Chief Executive Officer
Nortech Systems Incorporated
641 East Lake Street
Wayzata, Minnesota 55391
(612) 473-4102

CORPORATE HEADQUARTERS

Nortech Systems Incorporated
641 East Lake Street
Wayzata, Minnesota 55391

MANUFACTURING FACILITIES

Nortech Systems
350 Industrial Drive
Augusta, Wisconsin 54722

Nortech Systems
4050 Norris Court N.W.
Bemidji, Minnesota 56601

Nortech Systems
P.O. Box 84 Zercom Drive
Merrifield, Minnesota 56465

Nortech Systems
Aerospace Systems Division
1007 East 10th Street
P.O. Box 998
Fairmont, Minnesota 56031

Nortech Systems
Imaging Technologies Division
2500 Niagara Lane North
Plymouth, Minnesota 55447

Nortech Systems
Intercon 1 Division
HC7 Airport Road
Aitkin, Minnesota 56431

                            NASDAQ STOCK MARKET: NSYS
                              STOCK LISTINGS:NORSYS






                             [LOGO] NORTECH SYSTEMS

           641 EAST LAKE STREET, WAYZATA, MINNESOTA 55391 612-473-4102